May 27, 2011	TSX: SIL
NYSE AMEX: SILU

SPROTT RESOURCE LENDING CORP. REPORTS FIRST QUARTER 2011 RESULTS,
CONTINUES TO GROW RESOURCE LOAN PORTFOLIO

Toronto, Ontario - Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) today reported its financial results for the three months ended March 31, 2011 – including solid expansion in its resource loan portfolio and further monetization of real estate assets.

Peter Grosskopf, President and CEO, said: “We are pleased with the steady growth of our resource lending book and with the quality of the loans that we have been able to complete. Our pipeline of opportunities is strong and growing, and we believe that our origination strengths will continue to play a key role in building our position as a key lender to the sector.”

Resource Lending Progress and Dividend Update

In addition to the $44 million in originated resource loans at May 26, 2011, the Company is in the process of closing another $18 million and has signed and committed term sheets of $33 million that Management believes will close over the near term. The Company currently has developed an active potential pipeline of over $140 million and has ample capital to pursue the best opportunities.

The Company plans to institute a regular dividend once its resource loan portfolio is sufficiently large to fund the dividend through operating cash flows. Management estimates this threshold to be approximately $100 million.

First Quarter Results

This is the first period that the Company reported its results under International Financial Reporting Standards (“IFRS”) rather than Canadian GAAP. The transition to this new basis of accounting had several impacts, including the accounting on impaired loans that was not recognized under Canadian GAAP, and a change in the calculation of book value for 2010. Loss in the first quarter was attributable to real estate lending operations.

  Net loss for the period was $0.01 per share compared to diluted earnings per share of $0.01 in the first quarter of 2010 due largely to real estate loan remediation;
  The first quarter included $1.9 million in real estate salary transition costs;
  The first quarter included a net recovery on the real estate portfolio of $1.6 million (loan loss expense net of interest on impaired loans);
  Book value, calculated under IFRS, was $1.59 per share, compared to $1.60 at year end.

Real Estate Portfolio

During the quarter, impaired real estate loans sold or cured amounted to $30.1 million with a further $19.5 million monetized subsequent to March 31, 2011. At March 31, 2011, the Company had 7 real estate loans receivable remaining, with a total carrying value of $58.9 million, compared to 14 loans with total carrying value of $87.9 million at year end. In addition, at quarter end, the Company had foreclosed on 4 properties with a combined carrying value of $30.8 million. The timing of the remaining monetization of the real estate portfolio is uncertain, however, several assets are under purchase and sale agreements or letters of intent. If all of these transactions are completed, the approximate carrying value of real estate loans remaining would be $40 million or 16% of the Company’s equity base.

Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

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Jim Grosdanis, Chief Financial Officer, said: “Our Q1 financial performance was impacted by a number of one-time items, including $1.9 million in transition salary costs related to real estate loan monetization under the previously approved plan. On the positive side, our expectations are unchanged on timing of the real estate monetization and as we liberate capital, we will redeploy it to our core business. This process is expected to result in flat or moderate operating earnings in Q2 and noticeable improvements thereafter.”

First Quarter Conference Call
Sprott Resource Lending plans an investor conference call to discuss its financial results at 11:00 am ET today. The call can be accessed by dialing 416-644-3417. The call will be recorded and a replay made available until June 3, 2011 at midnight. The replay can be accessed about one hour after the call at 416-640-1917, passcode 4443021 followed by the number sign.

About Sprott Resource Lending Corp.
Sprott Resource Lending specializes in bridge and mezzanine lending to precious and base metal mining, exploration and development companies and energy companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower.

Sprott Resource Lending (www.sprottlending.com) was founded by Quest Capital Corp. and Sprott Lending Consulting LP. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416-943-4998
Jim Grosdanis, CFO	416-943-4698

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CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.